EXHIBIT 99.3

Press Release

Clean Marine Fuels:

Total charters its first LNG-powered Very Large Crude Carriers

Paris, April 07, 2020 – Total signed a pioneering agreement to charter its first two LNG-powered VLCCs (Very Large Crude Carrier). The two vessels, which are able to carry about 300,000 tons of crude oil each, will be delivered in 2022 and will join the time-chartered fleet of Total. These VLCCs will be chartered to Malaysian shipowner AET.

The vessels have been designed with LNG propulsion to benefit from reduced Greenhouse Gas emissions and with the latest technologies to further lower their consumption.

“LNG is the best and immediately available solution to reduce the environmental footprint of shipping,” highlights Luc Gillet, Senior Vice-President Shipping at Total. “The use of LNG to fuel our chartered vessels is the illustration of our determination to reduce the carbon footprint of our activities. With this decision, we reaffirm today our positive contribution to a sustainable shipping industry and our commitment to extend the use of LNG as a clean marine fuel.”

The supply of LNG for these two LNG-powered VLCCs will be provided by Total Marine Fuels Global Solutions, Total’s dedicated business unit in charge of worldwide bunkering activities.

LNG as a marine fuel, the best and immediately available solution to reduce the environmental footprint of maritime transport

A true technological breakthrough in the service of environmental protection, LNG is now the best available and technologically proven solution to significantly reduce the environmental footprint of maritime transport. Compared to ships currently powered by fuel oil, its use results in a reduction of:

•	99% of sulphur oxide emissions;

•	99% of fine particles emissions;

•	Up to 85% of nitrogen oxide emissions;

•	About 20% of greenhouse gases emissions.

Total, 2nd Largest Private Global LNG Player

Total is the second-largest private global LNG player, with an overall portfolio of around 50 Mt/y by 2025 and a worldwide market share of 10%. With over 34 Mt of LNG managed in 2019, the Group has solid and diversified positions across the LNG value chain. Through its stakes in liquefaction plants located in Qatar, Nigeria, Russia, Norway, Oman, Egypt, the United Arab Emirates, the United States, Australia or Angola, the Group sells LNG in all markets.

About Total

Total is a major energy player, which produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

About Total Marine Fuels Global Solutions:

Total Marine Fuels Global Solutions is Total’s dedicated business unit in charge of worldwide bunkering activities. Total Marine Fuels Global Solutions is the single point of contact for a full spectrum of solutions with innovative and efficient bunkering services.

www.marinefuels.total.com.

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Total Contacts

Media Relations: +33 1 47 44 46 99 | presse@total.com | @TotalPress

Investor Relations: +44 (0)207 719 7962 | ir@total.com

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total”, “Total Group” and Group are sometimes used for convenience. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.